Rainchief Energy Inc.

September 30, 2014

(Expressed in Canadian Dollars)

Unaudited Interim Consolidated Financial Statements

Notice of No Auditor Review of Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim consolidated financial statements they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2014 have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

“Paul Heney”

Paul Heney

“Bradley J. Moynes”

Bradley J. Moynes

President, Chairman and Chief Executive Officer

2

RAINCHIEF ENERGY INC.

Interim Consolidated Balance Sheets

Unaudited – prepared by management

(Expressed in Canadian Dollars)

	Note	September 30, 2014	December 31, 2013
		$	$
ASSETS

CURRENT
Cash		651	6,754
GST/HST Recoverable		8,437	6,300

		9,088	13,054
NON-CURRENT
Property and Equipment	4	666	850
Oil and Gas Property	6	108,053	108,053

		117,807	121,957

LIABILITIES

CURRENT
Trade and Other Payables	7	230,662	207,527
Promissory Notes	9	275,416	272,966

		506,078	480,493

SHAREHOLDERS' DEFICIENCY

Share Capital	10	3,241,200	3,178,514
Share Purchase Warrant Reserve		269,624	276,310
Deficit		(3,899,095)	(3,813,360)

		(388,271)	(358,536)

		117,807	121,957

Nature and Continuance of Operations (Note 1)

Approved on Behalf of the Board:

“Paul Heney”	“Bradley J. Moynes”
Paul Heney Chairman, Chief Executive Officer and Director	Bradley J. Moynes President and Director

The accompanying notes are an integral part of these interim financial statements

3

RAINCHIEF ENERGY INC.

Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

Unaudited – prepared by management

(Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	$	$	$	$
EXPENSES

Accounting, Audit and Legal	8,000	8,000	21,900	21,777
Amortization	61	86	183	259
Consulting Expense	17,500	27,000	47,500	69,000
Investor Relations Expense	-	626	-	3,663
Filing and Transfer Agent Fees	(2,000)	740	3,851	6,071
Management Fees	15,000	15,000	45000	45,000
Administration Expenses	-	-	-	585
Interest	-	189	-	501
Property Investigation Costs	-	-	-	13,054

	38,725	51,641	122,515	159,910

LOSS BEFORE OTHER ITEMS	(38,725)	(51,641)	(122,515)	(159,910)

(Loss) Gain on Settlement of Debt (Note 10(b)(iv))	-	-	(44,783)	22,263
Foreign Exchange (Loss) Gain	(2,998)	(188)	(8,003)	(44)

NET LOSS FOR THE PERIOD	(41,723)	(51,759	(85,735)	(137,691)

Other Comprehensive Income	-	-	-	-

NET COMPREHENSIVE LOSS FOR THE PERIOD	(41,723)	(51,759)	(85,735)	(137,691)

POST-SHARE CONSOLIDATION (Note 10(b)(i))

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	52,683,906	2,647,250	52,683,906	2,647,250

BASIC AND DILUTED LOSS PER SHARE	0.001	0.020	0.002	0.052

The accompanying notes are an integral part of these interim financial statements

4

RAINCHIEF ENERGY INC.

Interim Consolidated Statement of Changes in Shareholders’ Equity

Unaudited – prepared by management

(Expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Equity-based payments reserve	Deficit	Total
			$	$	$	$

Balance, December 31, 2013		52,417,179	3,178,514	276,310	(3,813,360)	(358,536)
Shares issued for settlement of debt	10(b)(v)	28,000,000	56,000	-		56,000
Shares issued and held in escrow	10(b)(vi)	75,000	6,686	(6,686)	-	-
Net loss for the period		-	-	-	(85,735)	(85,735)
Balance, September 30, 2014		80,417,179	3,241,200	269,624	(3,899,095)	(388,271)

Balance, December 31, 2012		38,157,242	2,993,514	276,310	(3,592,882)	(323,058)
Shares consolidation in the ratio of 1 new share for 50 old shares	10(b)(vi)	(47,190,898)	-	-	-	-
Shares issued for post-consolidation rounding	10(b)(vi)	635	-	-	-	-
Pre-consolidation shares issued in settlement of debt	10(b)(vii)(a)	10,000,000	10,000		-	10,000
Post-consolidation shares issued in settlement of debt	10(b)(vii)(a)	50,250,000	65,000	-	-	65,000
Share issued for cash	10(b)(vii)(b)	1,200,000-	60,000	-	-	60,000
Post-consolidation shares issued in settlement of debt	10(b)(viii)	250,000	15,000	-	-	15,000
Net loss for the period		-	-	-	(137,691)	(137,691)
Balance, September 30, 2013		52,416,979	3,128,514	276,310	(3,730,573)	(323,058)

The accompanying notes are an integral part of these interim financial statements

5

RAINCHIEF ENERGY INC.

Interim Consolidated Statements of Cash Flows

Unaudited – prepared by management

(Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Cash Provided BY (USED IN):

OPERATING ACTIVITIES

Net Loss for the Period	(41,723)	(51,757)	(85,735)	(137,691)

Non-Cash Items
Unrealized foreign exchange losses	2,595		9,099
Gain on settlement of debt			(44,783)	(22,262)
Amortization	61	87	184	260

Changes in Non-Cash Working Capital Accounts
GST Recoverable	1,107	(1,090)	(2,137)	22,166
Accounts Payable and Accrued Liabilities	(3,596)	(31,449)	23,134	31,302

	(41,556)	(21,311)	(102,833)	106,225

FINANCING ACTIVITIES

Share Subscriptions Received	-	10,000	-	60000
Proceeds Received on Issuance of Promissory Notes	41,695	10,058	98,730	48,480
Part repayment of Promissory Note	-	-	(2000)	(2,000)

	41,695	20,258	96,730	106,480

NET (DECREASE) INCREASE IN CASH	139	(1,253)	(6,103)	255

Cash (Bank Indebtedness), Beginning of the Period	512	1,492	6,754	(16)

Cash (Bank indebtedness), End of the PERIOD	651	239	651	239

The accompanying notes are an integral part of these interim financial statements

6

RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada. The Company is engaged in the financing and development of photovoltaic solar energy projects in Europe. Prior to January 1, 2010, the Company had operations in oil and gas exploration, and wine and spirit distribution.

While these unaudited interim condensed financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company continues to incur significant operating losses and has no current source of revenue. As at September 30, 2014, the Company has a consolidated deficit of $3,899,095 and a working capital deficit of $496,990.

The Company’s ability to continue operations is uncertain and is dependent upon generating profitable operations, maintaining current financing obligations and/or obtaining new sources of financing. The outcome of these matters cannot be predicted at this time. Although the Company has been successful in obtaining financing in the past, there is no assurance that the Company will be successful with future financing ventures in light of the current economic climate.

These unaudited interim condensed financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These interim condensed financial statements, including comparative figures have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2013 consolidated annual financial statements.

These condensed consolidated interim financial statements have been prepared on the historical cost basis. The condensed consolidated interim financial statements are presented in Canadian dollars.

7

RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The policies applied in these interim financial statements are based on IFRS policies as of August 13 2014, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ended December 31, 2014 could result in restatement of these interim financial statements, including the adjustments recognized on transition to IFRS.

b)	Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. Cost is the fair value of the consideration given in exchange for net assets.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively, the “Company”). Intercompany balances and transactions are eliminated in preparing the consolidated financial statements. The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Holding	Functional Currency

Rainchief Energy Inc.	Canada	Parent Company	Canadian Dollar
Jaydoc Capital Corp. (Note 6)	Canada	100%	Canadian Dollar
Rainchief Renewable-1 S.R.L.	Italy	100%	Canadian Dollar

The Company through its subsidiaries, Jaydoc Capital Corp. and Rainchief Renewable-1 S.R.L., was engaged in the development of photovoltaic solar energy projects in Europe until December 31, 2011.

d) Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i)	Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

8

RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Foreign Currency

ii)	Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognized to write off the cost of the property and equipment less their residual values over their useful lives using the declining balance method at 30% per annum for computer equipment and 20% for furniture and equipment, except in the year of acquisition when one-half of the rate is used. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

f)	Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas reserves are capitalized on a property-by-property basis. Such costs include land acquisition costs, geological and geophysical costs, drilling and other costs related to exploration and development activities and do not necessarily reflect present or future values. Proceeds from the disposal of oil and gas properties are applied against the capitalized costs of the related property.

g) Project Development Costs

Project development costs are expensed as incurred.

9

RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Impairment of Non-Current Assets

The carrying amounts of non-current assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets.

The recoverable amount of an asset or cash generating unit is the higher of its fair value less costs to sell and its value in use. An impairment loss exists if the asset’s or cash generating unit’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately. In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

i) Provisions for Restoration and Rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation as a result of exploration and development activities undertaken, it is more likely than not that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites, and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets. The liability is increased over time to reflect an accretion to the amount ultimately payable on the date it is paid.

As at September 30, 2014 and December 31, 2013, the Company has no material restoration and rehabilitation obligations.

j)	Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

10

RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

l) Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

m) Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i)	Current Income Tax

Current income tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii)	Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

ii) Deferred Income Tax

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

11

RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

        n)              Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below. The Company does not have any derivative financial instruments.

i)	Financial Assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

•	Financial assets at fair value through profit or loss;
•	Loans and receivables;
•	Held-to-maturity investments; and
•	Available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

•	Financial assets at fair value through profit or loss – Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s cash falls into this category of financial instruments.

•	Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method less any provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s subscription receivable fall into this category of financial instruments.
12

RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is based on recent historical counterparty default rates for each identified group. The impairment losses are recognized in profit or loss.

•	Held-to-maturity investments – Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. Investments are classified as held-to-maturity if the Company has the intention and ability to hold them until maturity. The Company currently does not hold financial assets in this category.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired as determined by reference to external credit ratings, then the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

•	Available-for-sale financial assets – Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company currently does not hold financial assets in this category.

Available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss, and presented as a reclassification adjustment within other comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale financial assets, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated in the revaluation reserve.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

13

RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

ii) Financial Liabilities

For the purpose of subsequent measurement, financial liabilities are classified as either financial liabilities at fair value through profit or loss, or other financial liabilities upon initial recognition.

•	Financial liabilities at fair value through profit or loss – Financial liabilities at fair value through profit or loss include financial liabilities that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Liabilities in this category are measured at fair value with gains or losses recognized in profit or loss. The Company currently does not hold financial liabilities in this category.

•	Other financial liabilities – Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process. The Company’s trade and other payables and amount due to related parties fall into this category of financial instruments.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expired.

o)	Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

p)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

IFRS 9 – Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of International Accounting Standards (“IAS”) 39 and applies to the classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual period beginning on or after January 1, 2013, but Amendments to IFRS 9-Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015.

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

14

RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

a)	Deferred Tax Assets

Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

b)	Oil and Gas Reserves and Resources

Measurements of depletion, depreciation, impairment, and rehabilitation and restoration obligations are determined in part based on the Company’s estimate of oil and gas reserves and resources. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment.

Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

c)	Provision for Legal Claim

On December 31, 2009, the Company recorded a provision of $60,750 in connection with a claim relating to certain royalty payments owed by the Company under a licensing agreement In July 2013, the Supreme Court of British Columbia found in favour of the plaintiff and awarded damages, costs and interest. In December 2013, the Company paid the plaintiff $61,500 cash as final settlement of all claims.

d)	Provision for Restoration and Rehabilitation

The Company recognizes a provision for future abandonment activities in the financial statements equal to the net present value of the estimated future expenditures required to settle the estimated future obligation at the statement of financial position date. The measurement of the restoration and rehabilitation obligation involves the use of estimates and assumptions including the discount rate, the expected timing of future expenditures and the amount of future abandonment costs. The estimates were made by management and external consultants considering current costs, technology and enacted legislation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

15

RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 4 – PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Equipment	Total
	$	$	$
COST
December 31, 2013	5,235	1,656	6,892

Additions	-	-	-

September 30, 2014	5,235	1,656	6,892

ACCUMULATED DEPRECIATION
December 31, 2013	4,489	1,553	6,042

Depreciation Charge	167	16	183

September 30, 2014	4,656	1,569	6,225

NET BOOK VALUE
At December 31, 2013	747	103	850

At September 30, 2014	580	87	667

NOTE 5– ACQUISITION OF JAYDOC CAPITAL CORP.

Effective December 22, 2010, the Company acquired all of the issued and outstanding common shares of Jaydoc Capital Corp. (“Jaydoc”), a company incorporated under the Business Corporations Act of the Province of British Columbia, Canada. The purchase consideration was satisfied by the Company issuing 4,000,000 common shares with a fair value of $80,000 and 7,000,000 share purchase warrants with a fair value of $18,600 valued at the date of the purchase agreement on October 12, 2010. Each warrant was exercisable into one common share of the Company at a price of US$0.02 per share until November 22, 2010. The Company incurred legal fees of $25,646 in connection with the acquisition.

Jaydoc was acquired to facilitate the Company’s business venture in solar energy development. The assets of Jaydoc are its business plan and strategic business relationship with operational partners that offer experience and knowledge in the development, engineering and construction of solar energy projects in Italy and the European Union. Jaydoc had no other assets or liabilities as at the date of acquisition.

The acquisition has been accounted for by the purchase method with the fair value of the consideration being allocated to intangible asset comprising of the business plan and relationship for solar power project under development.

$

Fair Value of 4,000,000 Common Shares Issued	80,000
Fair Value of 7,000,000 Share Purchase Warrants Issued	18,600

Total Consideration Paid, Being the Fair Value of Intangible Asset Acquired	98,600

On November 22, 2010, the former shareholders of Jaydoc (the “vendors”) subscribed to 5,000,000 common shares of the Company upon the exercise of warrants for gross proceeds totaling $101,386 (US$100,000) at an exercise price of US$0.02 per share. The fair value of these warrants in the amount of $13,286 was transferred from reserve to share capital accordingly. The remaining 2,000,000 warrants expired unexercised.

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RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 5– ACQUISITION OF JAYDOC CAPITAL CORP. (continued)

On December 31, 2010, the Company wrote down the intangible asset due to the lack of reliable measurement of the future cash flows of the solar energy project.

On March 4, 2011, the Company entered into a Stock Surrender, Settlement and Voluntary Pooling Agreement with the vendors who agreed to surrender 50% of the common shares received for the sale of Jaydoc and 50% of the common shares received upon the exercise of warrants.

Accordingly, a total of 4,500,000 common shares were returned to the treasury of the Company as final settlement of deficiencies identified by the Company in certain representations arising out of the Jaydoc acquisition. The Company has recorded the book value of the shares surrendered in the amount of $97,336 as a gain in 2011.

In connection to the settlement, the vendors agreed to hold in escrow the remaining 4,500,000 common shares received from the Jaydoc sale and the private placement. 12.5% of the shares were released at 90-day intervals with the first release on May 30, 2011 and the final release on February 18, 2013.

NOTE 6 - OIL AND GAS PROPERTY

On February 10, 2012, the Company entered into an agreement with Nueva Oil and Gas Corporation (“Nueva”) for a farm-in interest in certain oil and gas leases in Curry County, New Mexico, United States (the “Gulf Jensen Oil Prospect”). Nueva is an arm’s length private oil company based in Calgary, Canada.

Pursuant to the terms of the agreement, the Company agreed to pay US$33,400 (CDN$34,140) upon execution of the agreement and undertook to fund 100% of the cost of an initial seismic program. In addition, the Company was granted an option to acquire a 90% working interest in the Gulf Jensen Oil Prospect which the Company exercised on April 4, 2012 and paid Nueva US$75,000 (CDN$73,913). The Company’s net revenue interest is 80.0% inclusive of the lessor royalties and the over-riding royalties.

As at September 30, 2014, capitalized acquisition costs of the Gulf Jensen Oil Prospect totalled $108,053.

NOTE 7 – TRADE AND OTHER PAYABLES

	September 30, 2014	December 31, 2013
	$	$

Trade Payables	26,946	44,958
Accrued Liabilities	153,314	130,468
Related Party Payable (Note 11(a))	50,402	32,101

	230,662	207,527

NOTE 8 – LEGAL CLAIM PROVISION

In March 2009, the Company was served with a Notice of Termination citing breach of a licensing agreement by the Company as a result of its default on certain royalty payments. On December 31, 2009, the Company recorded a provision for the total amount of claim against the Company of $60,750.

In July 2013, the Supreme Court of British Columbia found in favour of the plaintiff and awarded damages, costs and interest. In December 2013, the Company paid the plaintiff $61,500 cash as final settlement of all claims.

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RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 9 – CONVERTIBLE PROMISSORY NOTES PAYABLE

During February 2014, the Company issued a convertible promissory note in the amount of $22,589 (US$22,000) to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2015.

On March 27, 2014, the Company settled promissory notes in the amount of $100,783 (including US$63,500) by the issuance of shares (see note 10)

During April 2014, the Company issued a convertible promissory note in the amount of $4,000 to an unrelated party and convertible promissory notes totaling $25,850 (includingUS$17,000) to a related party. The notes are non-interest bearing, unsecured and mature on December 31, 2015.

During May 2014 the Company issued a convertible promissory note in the amount of $7,850 to a related party. The note is non-interest bearing, unsecured and matures on December 31, 2015.

During July 2014 the Company issued a convertible promissory note in the amount of $2,000 to a related party. The note is non-interest bearing, unsecured and matures on December 31, 2015.

During August and September 2014, the Company issued two convertible promissory notes totaling $39,696 (US$37500) to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2015.

The notes may be converted into common shares of the Company in whole or in part at the option of the holders upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first.

The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to December 31, 2014, and shall bear interest at 3% per annum compounded annually should the Company default on the notes.

As at September 30, 2014 Convertible Promissory Notes Payable included $ 128,441 (including US$17,000) owed to related parties of the Company( December 31, 2013 - $99,702 (including US$17,000))

NOTE 10 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares without par value.

b)	Issued and Outstanding Common Shares

i)	Pre-consolidation shares issued for settlement of debt

In January 2013, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $10,000. The Company agreed to issue 10,000,000 pre-April 3, 2013, share consolidation shares.

ii)	Share consolidation in the ration of 1 new share for 50 old shares

Effective April 3, 2013, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 835 shares to round up fractional entitlements resulting from the consolidation. The basic loss per share calculations disclosed in the consolidated statements of comprehensive loss for prior periods have been adjusted to reflect the share consolidation.

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RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

iii)	Post-consolidation shares issued for settlement of debt

In April 2013, the Company entered into a debt settlement agreement with an arm’s length party to settle outstanding accounts payable of $52,262. The Company paid $15,000 in cash and agreed to issue 250,000 post-April 3, 2013 share consolidation shares

iv)	Share Subscriptions Received in 2013

During the six months ended June 30, 2013 the Company received gross proceeds of $45,000 in a private placement of 900,000 shares at $0.05 per share

v)	Shares issued in connection with a debt settlement agreement

On March 27, 2014, the Company agreed to issue 28,000,000 common shares with a fair value of $56,000 for settlement of convertible promissory notes totaling $10,783 (including US$63,500), recording a gain of $44,783 on settlement of these debts. These debts were owed, on the date of settlement, to arm’s length parties who acquired the debts from creditors of the Company on March 27, 2014 for a consideration of $9,000. The Company issued the shares on May 23, 2014.

vi)	Shares issued in connection with an escrow agreement

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon the signing of the agreement and to issue 75,000 shares to be held in escrow. The Company is obligated to pay the creditor a further $6,687 forty five days after the Company’s stock becomes DWAC-eligible. Upon payment of the final amount owing the shares will be returned to the Company.

c)	Share Purchase Warrants

The continuity of warrants for the period ended September 30, 2014 is shown in the table below. The quantity and exercise price of warrants have been retroactively restated to reflect the share consolidation which took effect on April 3, 2013.

Expiry Date	Exercise Price	December 31, 2013	Issued	Exercised	Expired/ Cancelled	September 30, 2014

June 30, 2014	US$40.00	6,400	-	-	6,400	-
March 30, 2015	US$1.00	116,200	-	-	-	116,200
October 15, 2015	US$2.00	10,000	-	-	-	10,000
October 28, 2015	US$1.00	20,000	-	-	-	20,000

Total		152,600	-	-	6,400	146,200

Weighted Average Exercise Price		US$2.70	-	-	US$40.00-	US$1.068

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RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 11 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below.

a) Related Party Balances

As at September 30, 2014, the Company had $50,402 (December 31, 2013 – $32,101) in trade and other payables owed to key management personnel. The amounts owed to key management personnel arose from outstanding management fees, and are non-interest bearing, unsecured and have no specified terms of repayment.

Included in Convertible Promissory Notes Payable as at September 30, 2014 was $66,441 (including US$17,000) owed to a company controlled by a Director (also an officer) of the Company. (December 31, 2013 - $37,702 (including US$17,000))

Included in Convertible Promissory Notes Payable as at September 30, 2014 and December 31, 2013, was $62,000 owed to an individual who is a former director and officer of the Company.

b) Compensation of Key Management Personnel

The Company incurred management fees and share-based payments for services provided by key management personnel for the three and six months ended June 30, 2014 and 2013 as described below. All related party transactions were in the ordinary course of business and were measured at their exchange amount.

	Three Months ended September 30,		Nine Months ended September 30,
	2014	2013	2014	2013
	$	$	$	$

Management Fees	15,000	15,000	45,000	45,000
Share-Based Payments	-	-	-	-

	15,000	15,000	45,000	45,000

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued and has determined that there are no items to disclose

20

RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 13 – FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, bank indebtedness, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value as at the balance sheet date.

b)	Liquidity Risk

Liquidity risk refers to the risk that an entity will encounter difficulty meeting obligations associated with financial liabilities. The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Credit Risks

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. Management considers that risks related to credit are not significant to the Company at this time.

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Management considers that risks related to interest are not significant to the Company at this time. Amounts owed from and to related parties are non-interest bearing.

e) Foreign Exchange Risk

The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at September 30, 2014, the Company’s financial instruments denominated in U.S. dollars included bank balances in the amount of US$563 and Convertible Promissory Notes in the amount of US$94,500.

NOTE 14 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

21

RAINCHIEF ENERGY INC.

Notes to the Interim Consolidated Financial Statements

September 30, 2014

(Expressed in Canadian Dollars)

NOTE 14 – CAPITAL MANAGEMENT (continued)

The Company manages its share capital as capital, which as at September 30, 2014 totalled $3,241,200 (December 31, 2013 - $3,178,514). At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and resource properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during three and six months ended September 30, 2014.

As at September 30, 2014 the Company had a working capital deficiency of $496,990. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the period ended September 30, 2014.

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